Filed by Heritage Financial Corporation Commission File No: 000-29480 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Valley Bancshares, Inc. Commission File No: 000-29480

Dear Shareholders:

I am pleased to inform you that on March 12, 2013, the Board of Directors of Valley Community Bancshares, Inc. (“Valley”) announced the signing of a definitive agreement for Valley to be acquired by Heritage Financial Corporation (NASDAQ GS: HFWA, “Heritage”). As part of this transaction, the subsidiary banks, Valley Bank and Heritage Bank, will also be combined. We have attached a copy of the press release which provides a general outline of the terms of the merger transaction.

While we have enjoyed being an independent bank, we are enthusiastic that this transaction will bring expanded opportunities to our employees, our shareholders and our customers. The two banks share similar core values and each takes pride in its customer service, community involvement, and strong credit discipline. The combined companies will have approximately $1.6 billion in assets and a significant market footprint in the Puget Sound region. The acquisition is subject to approval by Valley’s shareholders, as well as regulatory approvals and other customary closing conditions.

Within a short period of time, you will receive a proxy statement that will provide detailed information concerning the transaction. It is anticipated that the transaction will close in the third quarter of 2013.

With this letter we have also enclosed our Annual Report for 2012.

Thank you for your continued loyalty and support.

Very truly yours,

/s/ David H. Brown

David H. Brown

President and Chief Executive Officer

Additional Information about the Merger and Where to Find It

Heritage will file a registration statement and other relevant documents concerning the transaction with the SEC and appropriate state and federal banking authorities as soon as practical. Heritage and Valley will prepare a proxy statement/prospectus and other relevant documents concerning the proposed transaction for the Valley shareholders. Investors are urged to read such proxy statement/prospectus and registration statement regarding the proposed transaction as they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents because they will contain important information. You will be able to obtain a free copy of the registration statement, as well as other filings including the proxy statement/prospectus at the SEC’s internet site (http://sec.gov). The documents can also be obtained, without charge, by directing a written request to either Heritage Financial Corporation, P.O. Box 1578, Olympia, WA 98501, Attention: Brian Vance, or Valley Community Bancshares, Inc., 1307 East Main, Puyallup WA 98372, Attention: David Brown. Heritage Financial Corporation and Valley Community Bancshares, Inc., and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Valley shareholders in connection with the merger. Information about the directors and executive officers of Valley and the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.